Exhibit 99.2

Industry Canada	Industrie Canada

Certificate	Certificat
of Continuance	de prorogation

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

CoolBrands International Inc.	654387-1

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation was continued under section 187 of the Canada Business Corporations Act, as set out in the attached articles of continuance.	Je certifie que la société susmentionnée a été prorogée en vertu de l’article 187 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses de prorogation ci-jointes.

March 27, 2006 / le 27 mars 2006

Richard G. Shaw	Date of Continuance - Date de la prorogation
Director - Directeur